Consolidated

Balance sheets

June 30, 2007 and December 31, 2006 (unaudited)

(Expressed in United States dollars)

	June 30, 2007	December 31, 2006

ASSETS
Current assets
Cash and cash equivalents	$1,832,503	$2,316,476
Accounts receivable (net) and accrued revenue	713,247	316,298
Note receivable	–	6,000
Inventory	18,619	19,422
Deposits and prepaid expenses	110,440	60,933
	2,674,809	2,719,129

Note receivable	26,692	55,325
Property and equipment	306,222	348,280
Deferred development costs	274,575	313,800
Intangible assets	81,511	98,351
	$3,363,809	$3,534,885

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$240,866	$268,439
Deferred revenue	152,528	45,572
	393,394	314,011

Convertible notes	427,959	389,862

Shareholders’ equity
Share capital (note 3)	47,348,833	47,208,942
Warrants	1,027,114	1,027,114
Contributed surplus (note 4)	2,707,916	2,581,456
Deficit	(48,541,407)	(47,986,500)
	2,542,456	2,831,012

	$3,363,809	$3,534,885

See accompanying notes to consolidated financial statements

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
		(note 9)		(note 9)
REVENUE
Royalties, licenses and engineering fees	$736,659	$364,054	$1,272,868	$956,771
Product sales	59,371	66,114	129,522	147,167
	796,030	430,168	1,402,390	1,103,938

Cost of product sales	29,455	(3,251)	56,170	4,823
	766,575	433,419	1,346,220	1,099,115
EXPENSES
Marketing	335,071	295,145	733,828	496,710
Operations	33,679	33,933	66,905	69,810
Product engineering	167,411	213,882	347,999	429,514
Administration	301,560	262,551	582,265	485,521
Foreign exchange loss	(630)	220	191	8,907
Amortization	55,813	98,634	110,625	282,140
	892,904	904,365	1,841,813	1,772,602

Loss before other items	(126,329)	(470,946)	(495,593)	(673,487)

OTHER ITEMS
Interest income	20,556	24,614	43,644	32,276
Interest on convertible notes	(20,569)	(19,322)	(40,911)	(19,747)
Accretion expense	(19,154)	(14,639)	(38,097)	(15,351)
Gain on sale of capital assets	586	–	586	–
	(18,581)	(9,347)	(34,778)	(2,822)

Loss before taxes	(144,910)	(480,293)	(530,371)	(676,309)
Foreign withholding tax	(13,269)	(10,779)	(24,536)	(15,114)
Net loss and comprehensive loss for period (note 2)	(158,179)	(491,072)	(554,907)	(691,423)

Deficit, beginning of period	(48,383,228)	(46,452,627)	(47,986,500)	(46,252,276)

Deficit, end of period	$(48,541,407)	$(46,943,699)	$(48,541,407)	$(46,943,699)

Loss per common share (basic and diluted)	$(0.02)	$(0.06)	$(0.06)	$(0.08)

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars)

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
		(note 9)		(note 9)
Cash provided by (used in):

OPERATIONS
Loss for the period	$(158,179)	$(491,072)	$(554,907)	$(691,423)

Items not requiring (providing) cash:
Amortization	55,813	98,634	110,625	282,140
Stock based compensation	68,287	157,655	169,496	229,636
Accretion expense	19,154	14,639	38,097	15,351
Gain on sale of capital assets	(586)	–	(586)	–
Other	(349)	(1,381)	(1,367)	(2,959)
Changes in non-cash working capital balances (note 6(b))	5,156	377,392	(366,270)	(276,240)
	(10,704)	155,867	(604,912)	(443,495)

FINANCING
Issuance of common shares (net)	24,555	91,548	96,855	737,963
Proceeds on issuance of convertible notes	–	–	–	1,000,000
	24,555	91,548	96,855	1,737,963

INVESTMENTS
Note receivable	–	26,442	36,000	26,442
Purchase of property and equipment	(2,837)	(14,589)	(9,367)	(24,011)
Deferred development costs	–	(16,420)	–	(39,500)
Purchase of intangible assets	(3,135)	(2,381)	(3,135)	(16,006)
Proceeds from sale of property and equipment	586	–	586	–
	(5,386)	(6,948)	24,084	(53,075)

(Decrease) increase in cash and cash equivalents	8,465	240,467	(483,973)	1,241,393
Cash and cash equivalents, beginning of period	1,824,038	2,223,655	2,316,476	1,222,729

Cash and cash equivalents, end of period	1,832,503	2,464,122	1,832,503	2,464,122

Supplementary Information (note 6(c))

Notes

to the Consolidated Financial Statements

For the three and six months ended June 30, 2007 and 2006 (unaudited)

(Expressed in United States dollars)

1.

Financial statement presentation

QSound Labs, Inc.(“QSound” or the “Company”), a public company organized under the laws of the Province of Alberta, Canada, is an audio technology company which develops proprietary audio solutions, including virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia and Internet markets. Its subsidiaries QCommerce Inc. and QTelNet Inc. provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

These interim consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles. These accounting policies and methods of computation are described in the notes to the audited consolidated financial statements for the year ended December 31, 2006. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2006. The disclosures herein are incremental to those included in the annual financial statements and certain disclosures which are required to be included in the notes to the annual financial statements have been condensed or omitted.

Use of estimates:

The timely preparation of the consolidated financial statements in conformity with Canadian generally accepted accounting principles requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

2.

Significant new accounting policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed, and therefore the comparative figures have not been restated.

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Under 3855, financial instruments must be classified into one of these five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

2.

Significant new accounting policies (continued):

Under adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Accounts receivable and the note receivable are classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities, and convertible notes are classified as other financial liabilities, which are measured at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the three and six months ended June 30, 2007.

The Company had no “other comprehensive income or loss” transactions during the three and six months ended June 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

3.

Share capital:

Authorized:

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.  No preferred shares are outstanding.

Common shares issued and outstanding:

	Number of Shares	Consideration
Balance December 31, 2006	9,375,585	$47,208,942

Issued upon exercise of options	46,700	148,017
Share issue costs	–	(8,126)
Balance June 30, 2007	9,422,285	$47,348,833

4.

Contributed surplus:

Balance December 31, 2006	$2,581,456

Stock based compensation	169,496
Options exercised	(43,036)
Balance June 30, 2007	$2,707,916

5.

Stock option plan:

A summary of the Company’s outstanding stock options at June 30, 2007 and activity during the period is presented below:

	Number of Shares	Weighted average exercise price
Balance December 31, 2006	981,700	$1.99

Granted	30,000	4.65
Exercised	(46,700)	(2.25)
Cancelled or expired	(32,500)	(4.18)
Balance June 30, 2007	932,500	$1.99

All stock options granted have expiry dates between 2007 and 2015. Of the 30,000 stock options granted, 15,000 vest in 2007 and 15,000 vest in 2008.

5.

Stock option plan (continued):

The following table summarizes the information about stock options outstanding at June 30, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Term (Years)	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.47 to 1.65	531,500	3.46	$0.99	531,500	$0.99
2.05 to 2.40	218,500	4.50	2.21	128,500	2.08
3.50 to 3.57	35,000	1.96	3.54	35,000	3.54
4.20 to 5.33	147,500	3.84	4.88	60,000	4.79
	932,500	3.71	$1.99	755,000	$1.59

A non cash expense for the three and six months ended June 30, 2007 of $68,287 and $169,496 (2006: $157,655 and $229,636) respectively was charged to earnings, reflecting the fair value of stock options vested during the period, with a corresponding increase to contributed surplus

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	2007	2006
Risk free interest rate	4.79%	4.87%
Expected option life (years)	2 years	1.67 years
Expected volatility	45.47%	64.78%

The weighted average fair value at the date of grant of options granted for the three and six months ended June 30, 2007 was $1.66 (2006: $1.56 and $1.51 respectively).

6.

Supplementary information:

(a)

Per share amounts

The following table summarizes the common shares used in the per share calculations:

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Weighted average common shares outstanding (basic and diluted)	9,412,576	8,771,595	9,398,733	8,978,779

(b)

Net change in non-cash working capital

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Accounts receivable	$137,765	$386,425	$(396,949)	$(124,984)
Inventory	(17)	(12,640)	803	(9,454)
Deposits and prepaid expenses	(10,813)	(14,416)	(49,507)	(50,674)
Accounts payable and accrued liabilities	(55,415)	20,102	(27,573)	(84,521)
Deferred revenue	(66,364)	(2,079)	106,956	(6,607)
	$5,156	$377,392	$(366,270)	$(276,240)

6.

Supplementary information:

(c)

Cash flow information

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Interest received in cash	$18,791	$14,938	$51,047	$26,062

Interest paid in cash	$20,342	$–	$41,137	$–

Taxes paid in cash	$13,269	$10,779	$24,536	$15,114

7.

Segmented information:

The Company has three operating segments consisting of Audio Products (“Audio”), E-Commerce Products (“E-Commerce”), and Voice Over Internet Protocol Products (“Telephony”).  Audio involves the development and marketing of sound enhancement technology for use in various industries. E-Commerce involves the development and marketing of internet business services. Telephony involves the development and marketing of telecommunication over internet equipment and software.

Three months ended	Audio	E-Commerce	Telephony	Total
June 30, 2007
Revenue	$763,106	$32,101	$823	$796,030
Amortization	49,512	3,824	2,477	55,813
Loss before other items	(87,048)	(25,665)	(13,616)	(126,329)
Interest income	20,237	5	314	20,556
Segment assets	3,184,654	124,636	54,519	3,363,809
Expenditures for property and equipment	2,837	–	–	2,837
Expenditures for intangible assets	3,135	–	–	3,135

June 30, 2006
Revenue	$382,462	$40,319	$7,387	$430,168
Amortization	28,079	7,137	63,418	98,634
Loss before other items	(373,808)	(22,147)	(74,991)	(470,946)
Interest income	23,623	–	991	24,614
Segment assets	3,800,931	109,317	292,465	4,202,713
Expenditures for property and equipment	14,589	–	–	14,589
Deferred development costs	16,420	–	–	16,420
Expenditures for intangible assets	2,381	–	–	2,381

Six months ended	Audio	E-Commerce	Telephony	Total
June 30, 2007
Revenue	$1,328,634	$71,115	$2,641	$1,402,390
Amortization	98,024	7,648	4,953	110,625
Loss before other items	(426,261)	(42,931)	(26,401)	(495,593)
Interest income	42,108	5	1,531	43,644
Expenditures for property and equipment	9,367	–	–	9,367
Expenditures for intangible assets	3,135	–	–	3,135

7.

Segmented information (continued):

Six months ended	Audio	E-Commerce	Telephony	Total
June 30, 2006
Revenue	1,004,280	83,121	16,537	1,103,938
Amortization	141,031	14,274	126,835	282,140
Loss before other items	(483,041)	(39,825)	(150,621)	(673,487)
Interest income	30,369	–	1,907	32,276
Expenditures for property and equipment	23,695	316	–	24,011
Deferred development costs	39,500	–	–	39,500
Expenditures for intangible assets	16,006	–	–	16,006

	Three months ended		Six months ended
Geographic revenue information	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Canada	$58,572	$8,336	$70,390	$10,847
United States	560,052	144,050	1,040,480	323,844
Asia	170,806	272,382	282,120	761,347
Europe	5,000	–	5,000	–
Other	1,600	5,400	4,400	7,900
	$796,030	$430,168	$1,402,390	$1,103,938

During the three and six months ended June 30, 2007 one and three customers respectively within the Audio segment contributed 38% and 56% of the total revenues, each providing greater than 10% of total revenues. In the three and six months ended June 30, 2006, three customers within the Audio segment contributed 58% and 64% of the total revenues, each providing greater than 10% of total revenues.

8.

Financial instruments:

The Company’s financial instruments consist of cash, accounts receivable, note receivable, accounts payable and accrued liabilities, and convertible notes. The fair values of these recognized financial instruments, excluding the convertible notes, approximate their carrying amounts due to the short term maturity of these instruments. At June 30, 2007 the fair value of the convertible notes amounted to $762,178, whilst the carrying value is $427,959. The carrying value will be accreted to the face value of $1,000,000 over the term of the loan. During the three and six months ended June 30, 2007 $19,154 and $38,097 respectively (2006: $14,639 and $15,351) has been charged as accretion expense.

9.

Accounting change:

As part of the year end close and audit process the Company changed the accounting for the convertible notes and corrected the fair value measurement of stock options, resulting in the accretion expense and stock based compensation expense for the three and six months ended June 30, 2006 being adjusted. The net effect to the loss for three and six months ended June 30, 2006 is to increase the previously reported losses of $391,640 and $591,822, by $99,432 and $99,601, to $491,072 and $691,423 respectively.

10.

United States accounting principles:

(a) Statements of operations, comprehensive income and deficit

The effect on the loss for the three and six months ended June 30, 2007 and 2006 of the differences between Canadian and United States generally accepted accounting principles is summarized as follows:

10. United States accounting principles (continued):

	Three months ended		Six months ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Net loss under Canadian GAAP	$(158,179)	$(491,072)	$(554,907)	$(691,423)
Amortization of deferred development costs	5,054	–	10,109	20,218
Accretion of debt discount	10,848	10,546	21,576	11,009
Net loss under US GAAP	(142,277)	(480,526)	(523,222)	(660,196)

Loss per share (basic and diluted)	$(0.02)	$(0.05)	$(0.06)	$(0.07)

(b) Balance sheet

The effect on the consolidated balance sheet at June 30, 2007 of the difference between Canadian and United States generally accepted accounting principles is as follows:

June 30, 2007	As reported in accordance with Canadian GAAP	Differences	Under US GAAP
Current assets	$2,674,809	–	$2,674,809
Note receivable	26,692	–	26,692
Property and equipment	306,222	–	306,222
Deferred development costs	274,575	(50,544)	224,031
Intangible assets	81,511	–	81,511
	$3,363,809	(50,544)	$3,313,265

Current liabilities	$393,394	–	$393,394
Convertible notes	427,959	(326,489)	101,470
Shareholder’s equity:
Common shares	47,348,833	202,058	47,550,891
Warrants	1,027,114	–	1,027,114
Contributed Surplus	2,707,916	272,582	2,980,498
Deficit	(48,541,407)	(198,695)	(48,740,102)
	$3,363,809	(50,544)	$3,313,265

(c)

Recent accounting pronouncements

Under the Securities and Exchange Commission’s (SEC) Staff Accounting Bulletin no. 74 (SAB 74), the Company is required to disclose certain information related to recently issued accounting standards. SAB 74 requires that when a new accounting standard has been issued but not yet adopted, the registrant should discuss the effect that the new standard will have on the registrant’s financial statements when adopted. The SAB 74 disclosure requirement applies not only to the U.S. GAAP information presented by foreign registrants, but also to the GAAP used to prepare the primary financial statements included in SEC filings.

US GAAP pronouncements:

(i)

SFAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value within GAAP and expands disclosures about fair value measurements. This is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

(ii)

SFAS 159, The Fair Value Option for Financial Assets and Liabilities. This statement permits entities to choose to measure financial instruments and other certain items at fair value that are not currently required to be measured at fair value. This is effective for fiscal years beginning after November 15, 2007.

10.

United States accounting principles (continued):

Canadian GAAP pronouncements:

(i)

CICA Handbook Section 1535, Capital Disclosures establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about an entity’s objectives, policies and processes for managing capital. This Section is effective for annual periods beginning on or after October 1, 2007 and will be adopted by the Company for its 2008 fiscal year.

(ii)

CICA Handbook Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentations. Section 3862 requires entities to provide disclosures in their financial statements that enable the user to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains and circumstances in which financial assets and liabilities are offset. These Sections are effective for annual and interim periods beginning on or after October 1, 2007 and will be adopted by the Company for its 2008 fiscal year.

The Company has reviewed and assessed the impact of these statements and determined that adoption of the statements will not have a material impact on the Company’s financial statements.

Management’s Discussion and Analysis

Three and six month periods ended June 30, 2007

This Management Discussion and Analysis (“MD&A”) dated August 9th, 2007 should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2007 and the audited consolidated financial statements, notes and MD&A thereto of QSound Labs, Inc. (“QSound” or the “Company”) for the year ended December 31, 2006. This additional information, together with the Annual Report on Form 20-F can be found on SEDAR, EDGAR and the Company’s website at www.qsound.com.

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are stated in United States dollars. This discussion provides management’s analysis of the Company’s historical financial and operating performance based on information currently available and provides estimates of the Company’s future financial and operating performance based on information currently available. Actual results will vary from estimates and the variances may be significant.

Forward looking statements:

This discussion includes certain forward-looking statements that are based upon current expectations, which involve risks and uncertainties associated with our business and the economic environment in which the business operates. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, the words anticipate, believe, plan, estimate, expect, intend, should and similar expressions are intended to identify forward-looking statements. Should one or more of the risks and uncertainties materialize or should the underlying assumptions prove incorrect, actual results or events may differ materially from current expectations. Please refer to the Risks identified within the Annual Report on Form 20-F. The Company does not intend, and disclaims any obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Overview:

QSound is a world leader in the development, marketing and distribution of audio enhancement and audio synthesis technologies, and audio software engines. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for mobile devices, consumer electronics, PC/multimedia, and Internet markets. The Company’s cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems.

QSound’s subsidiaries QCommerce Inc. and QTelNet Inc., provide e-commerce solutions for small and medium sized businesses and Voice Over IP solutions respectively.

Financial overview:

Revenue:

	Three months ended June 30				Six months ended June 30
	2007	%	2006	%	2007	%	2006	%
Up front license fees	40,000	5%	203,780	47%	251,600	18%	649,349	59%
Royalties and recurring license fees	696,659	88%	160,274	37%	1,021,268	73%	307,422	28%
Audio product sales	26,447	3%	18,407	4%	55,766	4%	47,509	4%
E-commerce product sales	32,101	4%	40,319	10%	71,115	5%	83,121	8%
Telephony product sales	823	-%	7,388	2%	2,641	-%	16,537	1%
	796,030	100%	430,168	100%	1,402,390	100%	1,103,938	100%

Royalty and recurring license fee revenue for the three months ended June 30, 2007 increased 335% to $696,659 from $160,274 for the three months ended June 30, 2006. For the six months ended June 30, 2007 and 2006 royalty and recurring license fee revenue was $1,021,268 and $307,422, respectively, an increase of 232%. These large increases are twofold: it reflects an increasing level of market penetration and further product launches by partners with royalty based license agreements; together with the Company’s focus in securing annual license fees with certain strategic partners. QSound expects royalty revenue growth to continue quarter over quarter, however, due to revenue recognition criteria there will be quarterly fluctuations in the level of recurring license fees but anticipated growth on an annual basis. Both growth of royalties and recurring license fees being indicative of the Company’s strategic focus of continuing to grow recurring revenues from licensing its microQ technology.

Up front license fees for the three months ended June 30, 2007 and 2006 were $40,000 and $203,780 respectively, a decrease of 80%. For the six months ended June 30, 2007 up front license fee revenue decreased 61% to $251,600 from $649,349 in the corresponding period in 2006. As the focus continues to be to build a more stable base of recurring revenue the influence on the Company’s total revenue by large up front license or engineering fees that may have been negotiated within license agreements will be less marked, although QSound will continue to negotiate these into its license agreements.

Total product sales have declined 10% to $59,371 for the three months to June 30, 2007 from $66,114 in 2006, although audio product sales in 2007 have experienced an increase of $8,040 (44%) over 2006. This increase is due to higher levels of chip sales during the three months ended June 30, 2007.  For the six months ended June 30, 2007 and 2006 revenues were $129,522 and $147,167 respectively, a decrease of 12%. Both the three and six month declines seen in 2007 attributable to falling levels of sales within the telephony segment.

Expenses:

	Three months ended June 30				Six months ended June 30
	2007	%	2006	%	2007	%	2006	%
Marketing	335,071	37%	295,145	33%	733,828	40%	496,710	28%
Operations	33,679	4%	33,933	4%	66,905	4%	69,810	4%
Product engineering	167,411	19%	213,882	23%	347,999	19%	429,514	24%
Administration	301,560	34%	262,551	29%	582,265	31%	485,521	27%
Foreign exchange loss	(630)	-%	220	-%	191	-%	8,907	1%
Amortization	55,813	6%	98,634	11%	110,625	6%	282,140	16%
	892,904	100%	904,365	100%	1,841,813	100%	1,772,602	100%

Expenses for the three months ended June 30, 2007 and 2006 were $892,904 and $904,365 respectively, a decrease of 1%. Expenses for the six months ended June 30, 2007 were $1,841,813 as compared to $1,772,602 in 2006, an increase of 4%. These small movements have occurred even though the Company continues to experience increasing cost levels due to the strengthening of the Canadian dollar against the United States dollar.

For the three months ended June 30, 2007, marketing expenses were $335,071, as compared to $295,145 in 2006. This 14% increase was primarily due to an increase in compensation expense of $26,000 relating to higher payroll expenses relating to new employees hired during the latter part of 2006 and $20,000 increase in consultant costs. For the six months ended June 30, 2007 marketing expenses increased by $237,118 or 48%, to $733,828 as compared to $496,710 in 2006 with the increase as a result of the same factors as described above.

Operations expenses have remained constant at $33,679 for the three months ended June 30, 2007 compared to $33,933 for the same period in 2006. For the six months ended June 30, 2007 operations expenses decreased by 4% to $66,905 from $69,810 in 2006. The decline in expenditure is reflective of lower levels of support required for the E-commerce segment of the business in 2007.

For the three months ended June 30, 2007, product engineering expenses were $167,411, as compared to $213,882 for the same period in 2006. The 22% decline is due to a decrease in compensation expense of $43,000 resulting from fewer employees in 2007. For the six months ended June 30, 2007 and 2006 product engineering expenses were $347,999 and $429,514 respectively, a decrease of 19%, primarily as a result of a $64,000 decrease in payroll costs together with a $24,000 decrease in stock based compensation expense.

Administration expenses have increased 15% to $301,560 for the three months ended June 30, 2007 from $262,551 for the same period in 2006.  This increase is attributable to an increase in audit fees of $17,000 as the Company now undergoes a review of its interim financial statements due to the increasing complexity of both Canadian and U.S. accounting standards, and allowance for doubtful accounts of $34,000. Traditionally such allowances have been rare for QSound, but with increasing dealings with Chinese companies they may become more prevalent, although QSound intend to mitigate this risk where possible. For the six months ended June 30, 2007 administration expenses were $582,265 as compared to $485,521 for the same period in 2006. The 20% increase being primarily due to a $52,000 increase in audit fees, a $28,000 increase in salaries and a $19,000 increase in allowance for doubtful accounts over the same period in 2006.

Amortization for the three months ended June 30, 2007 decreased 43% to $55,813 from $98,634 in 2006, and for the six months ended June 30, 2007 decreased 61% to $110,625 from $282,140 in 2006. The decreases occurring as a result of the impairment charge on property and equipment which occurred during 2006.

Interest income:

Interest income was $20,556 and $43,644 in the three and six months ended June 30, 2007 compared to $24,614 and $32,276 for the same periods in 2006. The increase in 2007 was primarily due to continued investment of surplus cash balances as operating activities permit. The Company expects interest income to decrease in the short term as cash balances are used in operating activities.

Interest on convertible notes and accretion expense:

Interest on convertible notes has increased for the three months ended June 30, 2007 to $20,569 from $19,322 for the same period in 2006, an increase of 6%, and for the six months ended June 30, 2007 has increased 107% to $40,911 from $19,747 in 2006. The increase in the three months ended June, 2007 is due to the increase of the US prime rate over the corresponding period in 2006, while the increase for the six months ended June 30, 2007 is as expected and results from the issuance of the convertible notes on March 27, 2006.

Accretion expense for the three months ended June 30, 2007 increased 31% to $19,154 from $14,639 in the corresponding period in 2006, and for the six months ended June 30, 2007 increased 148% to $38,097 from $15,351. Both increases are due to using the Effective Interest Rate within the accretion calculation.

Summary of quarterly results:

The following table sets out certain operating results and balance sheet items of the Company for the past eight quarters:

	2007		2006				2005
	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30
Revenue	796,030	606,360	543,405	341,687	430,168	673,770	403,015	262,437
Net loss	(158,179)	(396,728)	(509,781)	(533,020)	(491,072)	(200,351)	(475,223)	(1,219,178)
Loss per share	(0.02)	(0.04)	(0.05)	(0.06)	(0.06)	(0.02)	(0.06)	(0.14)
Total cash	1,832,503	1,824,038	2,316,476	2,307,783	2,464,122	2,223,655	1,222,729	1,657,236
Total assets	3,363,809	3,531,771	3,534,885	4,041,512	4,202,713	4,411,921	3,002,315	3,350,400
Total debt	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	1,000,000	–	–

Financial condition:

QSound has historically financed its operations through the issuance of common shares and debt. As at June 30, 2007, the Company had cash and cash equivalents totaling $1,832,503 compared to $2,316,476 as at December 31, 2006. The Company had convertible notes amounting to $1,000,000 outstanding at June 30, 2007 and December 31, 2006.

For the three months ended June 30, 2007 cash used in operating activities was $10,704 compared to cash provided by operating activities of $155,867 for the three months ended June 30, 2006. For the six months ended June 30, 2007 and 2006 cash used in operating activities was $604,912 and $443,495 respectively. The movements in the three months to June 30, 2007 and 2006 have resulted from the changes in non cash working capital balances with these being influenced by the movements in accounts receivable. The change attributable to the changes in non-cash working capital balances for the six months ended June 30, 2007 and 2006 is again influenced by the movement that has occurred in accounts receivable over the periods.

For the three months ended June 30, 2007 and 2006 cash provided from financing activities was $24,555 and $91,548 respectively. Cash provided from financing activities in these periods resulted from the exercise of stock options. For the six months ended June 30, 2007 and 2006 cash provided by financing activities was $96,855 and $1,737,963 respectively. The large movement is attributable to 500,000 warrants being exercised for $520,000 and the issuance of $1,000,000 convertible notes during the six months ended June 30, 2006.

For the three months ended June 30, 2007 and 2006 cash used in investing activities was $5,386 and $6,948 respectively. For the six months ended June 30, 2007 cash provided from investing activities was $24,084 compared to cash used in investing of $53,075 for the six months ended June 30, 2006.  Cash provided from investing activities resulted primarily from receipt of $36,000 of the outstanding note receivable and receipt of $586 from the sale of capital assets, offset by investment in Property and Equipment of $9,367 and Intangible assets of $3,135. Cash used in investing activities in the six months ended June 30, 2006 resulted primarily from $39,500 expended on Deferred Development Costs, $16,006 expended on Intangible Assets and $24,011 expended on Property and Equipment, being offset by receipt of $26,442 of the outstanding note receivable.

The Company continues to take steps to ensure that its technology is current and up to date and will endeavor to maintain this through continuing research and development, and protecting its technology through the registration of trademarks and patents.

Management believes that the Company’s current cash and anticipated cash flow from operations will be sufficient to meet its working capital and capital expenditure requirements for the foreseeable future.

Critical accounting estimates and policies:

The preparation of the consolidated financial statements requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an ongoing basis, based on historical experience and other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

Stock-based compensation:

The Company uses the fair value based method of accounting for stock options. Determination of the amounts of stock-based compensation is based on the assumption of stock volatility, interest rates, forfeitures and the term of the option. Such assumptions by their nature are subject to measurement uncertainty.

Revenue recognition:

QSound generates revenue from sale of licenses for software products, royalties, and engineering fees.  The Company recognizes revenue, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery of the software product has occurred or the services have been performed, the price is fixed or determinable, customer acceptance has been received, and collection is reasonably assured. When software sales arrangements contain multiple elements, the Company allocates revenue to each element of accounting based on vendor specific objective evidence of fair value. In the absence of fair value for a delivered element, the Company allocates revenue to the undelivered items based on their fair value with the residual amount allocated to the delivered elements. Where the fair value of an undelivered element cannot be determined, the Company would defer revenue for the delivered elements until the undelivered elements are delivered.

Software license fees, royalties, and engineering fees collected on projects in advance of revenue being recognized are recorded as deferred revenue.

The Company also generates revenue from the sale of other products.  Revenue from other product sales is recognized when products are shipped pursuant to sales arrangements with customers (when title passes), collectibility is reasonably assured, and the Company has no further obligations relating to the product.

Changes in accounting policies:

Financial Instruments: Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; and Section 3861, Financial Instruments – Disclosure and Presentation. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed, and therefore the comparative figures have not been restated. The adoption of these Handbook Sections had no impact on opening deficit.

Under 3855, financial instruments must be classified into one of these five categories: held-for-trading, held to maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Upon adoption of these new standards, the Company designated its cash as held-for-trading, which is measured at fair value. Accounts receivable and the note receivable are classified as loans and receivables which are measured at amortized cost. Accounts payable and accrued liabilities, and convertible notes are classified as other financial liabilities, which are measure at amortized cost. The Company had neither available for sale, nor held to maturity instruments during the three and six months ended June 30, 2007.

The Company had no “other comprehensive income or loss” transactions during the three and six months ended June 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

Internal controls over financial reporting

The Chief Executive Officer and the Chief Financial Officer of QSound are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian GAAP. The Company has assessed the design of its internal control over financial reporting and has identified the following material weakness:

•

Due to the limited number of staff at QSound, it is not feasible to achieve complete segregation of duties.

This weakness could result in more than a remote likelihood that a material misstatement would not be prevented or detected. While management of QSound have in place mitigating factors, namely the CEO and CFO being actively involved in the Company’s operational and financial activities, a system of internal controls can provide only reasonable, not absolute, assurance that the objectives of the control system are met, no matter how well conceived or operated.

Risks

There have been no material changes to the disclosures set forth in Part I, Item 3D in the Company’s Annual Report on Form 20-F for the year ended December 31, 2006.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CEO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: ____August 13, 2007 ____________

/s/ David J. Gallagher

President and CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, David J. Gallagher, acting as CFO of QSound Labs, Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of QSound Labs, Inc., (the issuer) for the interim period ending June 30, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: ____August 13, 2007____________

/s/ David J. Gallagher

President and CFO